UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blue Owl Capital Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09581B103

(CUSIP Number)

May 19, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons CH Investment Partners, L.L.C.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,844,197(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,844,197(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,844,197(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)(2)
12	Type of Reporting Person (See Instructions) OO; IA

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons Oak Lawn Direct Investors GP, L.L.C.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,844,197(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,844,197(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,844,197(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)(2)
12	Type of Reporting Person (See Instructions) OO

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons Blue Investors, L.L.C.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,254,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,254,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,254,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.0% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons Blue Warehouse, L.L.C.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,746,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,746,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,746,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.7% (1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons CHCP Direct Investors (Owl Rock), L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,844,197 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,844,197 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,197 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.2% (1)(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons I35 Advisors, Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,844,197(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,844,197(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,844,197(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)(2)
12	Type of Reporting Person (See Instructions) CO

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons Kirk L. Rimer
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,844,197(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,844,197(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,844,197(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN; HC

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 09581B103

1	Names of Reporting Persons Michael R. Silverman
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,844,197 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,844,197 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,844,197 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9% (1)(2)
12	Type of Reporting Person (See Instructions) IN; HC

(1)

Includes 337,500 shares of Class A Common Stock, par value $0.0001 per share that the Reporting Person may be deemed to beneficially own, which are issuable upon conversion of certain earnout shares, subject to certain vesting conditions.

(2)

Based upon 320,005,258 shares of Class A Common Stock, par value $0.0001 per share, outstanding as of May 19, 2021, as disclosed in the Issuer’s Form 8-K filed on May 19, 2021, by the Issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer:

Blue Owl Capital Inc.

(b)	Address of Issuer’s Principal Executive Offices:

399 Park Avenue, 38th Floor, New York, NY 10022

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Blue Warehouse L.L.C., a Delaware limited liability company (“Blue Warehouse”), Blue Investors L.L.C., a Delaware limited liability company (“Blue Investors”), CHCP Direct Investors (Owl Rock), a Delaware limited partnership (“Direct Investors”, and collectively with Blue Warehouse and Blue Investors, the “Funds”), Oak Lawn Direct Investors GP, L.L.C., a Delaware limited liability company (“Oak Lawn”), CH Investment Partners, L.L.C., a Delaware limited liability company (“CHIP”), I35 Advisors, Inc., a Texas corporation (“I35”), Kirk L. Rimer and Michael R. Silverman (Blue Warehouse, Blue Investors, Direct Investors, Oak Lawn, CHIP, I35, Mr. Rimer and Mr. Silverman are collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

The Funds are the record and direct beneficial owners of the shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) covered by this statement. Blue Warehouse disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Blue Investors and Direct Investors. Blue Investors disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Blue Warehouse and Direct Investors. Direct Investors disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Blue Warehouse and Blue Investors.

Oak Lawn is the managing member of both Blue Warehouse and Blue Investors and is the general partner of Direct Investors. CHIP is the investment manager of the Funds. As investment manager, CHIP has been granted exclusive investment discretion and investment management authority with respect to the Funds and the shares of Common Stock owned thereby. Oak Lawn Capital Management, L.P., a Delaware limited partnership (“OLCM”), is the managing member of CHIP. I35 is the manager of Oak Lawn and the sole general partner of OLCM. Michael Silverman and Kirk Rimer are the Co-Presidents of, and may be deemed to beneficially own the securities beneficially owned by, I35 and CHIP.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o CH Investment Partners, L.L.C., 3953 Maple Avenue, Suite 250, Dallas, Texas 75219, USA.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP No.:

09581B103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c)	As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The information set forth in Item 2(a) is incorporated by reference herein.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

CH INVESTMENT PARTNERS, L.L.C.

By:	Oak Lawn Capital Management, L.P.
Its:	Manager

By:	I35 Advisors, Inc.,
Its:	General Partner

By:	/s/ Michael Silverman
	Name:	Michael Silverman
	Title:	Co-President

OAK LAWN DIRECT INVESTORS, L.L.C.

By:	I35 Advisors, Inc.,
Its:	General Partner

By:	/s/ Michael Silverman
	Name:	Michael Silverman
	Title:	Co-President

BLUE INVESTORS, L.L.C.

By:	Oak Lawn Direct Investors GP, L.L.C.
Its:	Managing Member

By:	I35 Advisors, Inc.,
Its:	Manager

By:	/s/ Michael Silverman
	Name:	Michael Silverman
	Title:	Co-President

BLUE WAREHOUSE, L.L.C.

By:	Oak Lawn Direct Investors GP, L.L.C.
Its:	Managing Member

By:	I35 Advisors, Inc.,
Its:	Manager

By:	/s/ Michael Silverman
	Name:	Michael Silverman
	Title:	Co-President

CHCP DIRECT INVESTORS (OWL ROCK), L.P.

By:	Oak Lawn Direct Investors GP, L.L.C.
Its:	General Partner

By:	I35 Advisors, Inc.,
Its:	Manager

By:	/s/ Michael Silverman
	Name:	Michael Silverman
	Title:	Co-President

KIRK L. RIMER

/s/ Kirk L. Rimer

MICHAEL R. SILVERMAN

/s/ Michael R. Silverman

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).